** A4f 3/5/200

VF 3/6/03

03014461

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-46326

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
J.Fox Investments, LLC DBA Hinsbrook Financial Services

Official Use Only
FIRM ID. NO.

SEC MAIL RECEIVED MAR 0 3 2003 WASH. D.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson Blvd. Suite 1800A
(No. and Street)

Chicago (City) IL (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Frankel 312-663-7849
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Liccar & Co. CPA'S
(Name – if individual, last, first, middle name)

53 West Jackson Blvd., Suite 1250 (Address) Chicago (City) Illinois (State) 60604 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (2-89)

A4f 3/19/2003

OATH OR AFFIRMATION

I, Thomas Frankel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting scheduled pertaining to the firm of

J Fox Investments, LLC, as of

December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Subscribed and sworn to before me this 27th Day of February 2003 in Chicago, County of Cook, State of Illinois

Notary Public

Notary Public

OFFICIAL SEAL
TOMI L SAMUELS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 12/04/04

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

J. Fox Investments, LLC
(an Illinois Limited Liability Company)
FINANCIAL STATEMENTS AND SUPPORTING
SCHEDULES PURSUANT TO RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2002

Contents

MICHAEL J. LICCAR & CO.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITORS' REPORT

To the Members
J. Fox Investments, LLC
Chicago, Illinois

We have examined the statement of financial condition of J. Fox Investments, LLC, (an Illinois Limited Liability Company), as of December 31, 2002, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. Fox Investments, LLC as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on pages 13 through 15, inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission and the Rules of the National Association of Securities Dealers. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Chicago, Illinois
February 27, 2003

Certified Public Accountants

53 West Jackson Boulevard · Suite 1250 · Chicago, Illinois 60604
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315

J. Fox Investments, LLC
(An Illinois Limited Liability Company)
Statement of Financial Condition
December 31, 2002

Assets

Cash	$	86,888
Prepaid expenses		462
Total assets	$	87,350

Liabilities and Members' Equity

Liabilities:		
Due to affiliate	$	75,330
Accounts payable		3,500
Total liabilities	$	78,830
Members' equity:		
Members' equity		8,520
Total members' equity	$	8,520
Total liabilities and members' equity	$	87,350

The accompanying notes to the financial statements are an integral part of these statements.

J. Fox Investments, LLC
(An Illinois Limited Liability Company)
Statement of Operations
For the Year Ended December 31, 2002

Revenue:		
Interest income	$	960
Total revenue	$	960
Expenses:		
Professional fees	$	34,429
Registration fees		5,842
Other		1,249
Total expenses	$	41,520
Net (loss)	$	(40,560)

The accompanying notes to the financial statements are an integral part of these statements.

J. Fox Investments, LLC
(An Illinois Limited Liability Company)
Statement of Changes in Members' Equity
For the Year Ended December 31, 2002

Statement of Changes in Members' Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Members' Equity	Total
M.D. Cook, Inc.:					
Balance at December 31, 2001	$ 10,000	$ 93,633	$ (54,553)	$ -	$ 49,080
Reorganization (Note 1)	(10,000)	(93,633)	54,553	49,080	-
J. Fox Investments, LLC:					
Net (loss)	-	-	-	(40,560)	(40,560)
Balance at December 31, 2002	$ -	$ -	$ -	$ 8,520	$ 8,520

The accompanying notes to the financial statements are an integral part of these statements.

J. Fox Investments, LLC
(An Illinois Limited Liability Company)
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows provided by (applied to) operating activities:		
Net (loss)		$ (40,560)
Adjustments to reconcile net income to net cash used in operating activities:		
Change in:		
Prepaid expenses	$ 140	
Due to affiliate	37,868	
Accounts payable	3,500	
		41,508
Net cash provided by operating activities		$ 948
Net increase in cash		$ 948
Cash at January 1, 2002		85,939
Cash at December 31, 2002		$ 86,888

The accompanying notes to the financial statements are an integral part of these statements.

J. Fox Investments, LLC
(an Illinois Limited Liability Company)
Notes to Financial Statements
December 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements is set forth below.

Reorganization
J. Fox Investments, LLC, (the "Company"), is a registered broker/dealer which was formed on January 1, 2000 as an Illinois limited liability company and is the succeeding entity to M.D. Cook, Inc., ("M.D. Cook"), which was formerly a registered broker/dealer and Ohio corporation that was incorporated in 1993. M. D. Cook was reorganized pursuant to a Merger Agreement between it and the Company dated February 28, 2002 whereby all of the remaining assets and liabilities of M.D. Cook were merged into the Company as the remaining surviving entity and all of the outstanding common stock of M.D. Cook was retired and cancelled. Prior to merger, J. Fox Investments, LLC was inactive except for matters with respect to its organization which were paid for by an affiliate. Consequently, the Company's financial statements for the year ended December 31, 2002 are presented on a combined basis.

Nature of Business
The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. ("NASD"). However, the Company's was not involved in securities or brokerage activities during the year.

The Company does not hold customer funds or securities. Consequently, it is not subject to the Reserve Requirement as defined in Rule 15c3-3 under the Securities Exchange Act of 1934.

Income Taxes
The Company is a Limited Liability Company. Accordingly, for income tax purposes, income is reported by each member of the Company. However, the Company is subject to the Illinois Personal Property Replacement Tax of 1.5% of net income, as defined.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities (and disclosures of contingent assets and liabilities) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – RELATED PARTY TRANSACTIONS

At December 31, 2002, the Company had an outstanding payable of $75,330 due to Fox, Inc., an affiliate of the Members of the Company. The payable relates to various professional fees, regulatory filing fees and other expenses of the Company which were paid on behalf of the Company by Fox, Inc. Moreover, office space, equipment and staff are provided to the Company by an affiliate at no charge.

NOTE 3 - OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company does not carry customer securities accounts as defined by Rule 15c3-3 of the Securities Exchange Act of 1934. Securities transactions would be processed by the Company's clearing broker. In conjunction with this arrangement, the Company could become contingently liable for any unsecured debit balances in a customer account which introduced by the Company. These customer activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

NOTE 4 - MINIMUM CAPITAL REQUIREMENTS

As a registered broker dealer, the Company is subject to a minimum net capital requirement under (Rule 15c3-1) under the Exchange Act of 1934. The minimum is the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. As of December 31, 2002 the Company had net capital requirements of $5,000 and adjusted net capital of $8,058. The net capital requirements could effectively restrict the payment of cash distributions and the making of unsecured loans to the members or affiliates.

SUPPLEMENTARY SCHEDULES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
J. Fox Investments, LLC **as of December 31, 2002**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 8,520	3480
2.	Deduct ownership equity not allowed for Net Capital				3490
3.	Total ownership equity qualified for Net Capital			8,520	3500
4.	Add:				
	A. Liabilities subordinated to the claims of general creditors allowable in computation of net capital				3520
	B. Other (deduction) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 8,520	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition	$ 462	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-propriety capital charges		3600		
	D. Other deductions and/or charges		3610	(462)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 8,058	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (list)		3736	0	3740
10.	Net Capital			$ 8,058	3750

Non allowable detail

Prepaid expenses	$ 462

Reconciliation between unuadited and audited Net Capital Computation

Net capital per unaudited FOCUS Report Part 11A	8,558
Increase in accounts payable	(500)
Net capital per audited financial statements	$ 8,058

See Independent Auditors' Report.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
J Fox Investments, LLC **as of December 31, 2002**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	5,255	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	5,255	3760
14.	Excess net capital (line 10 less 13)	$	2,803	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	175	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition				$	78,830	3790
17.	Add:						
	A. Drafts for immediate credit	$		3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$	0	3830
19.	Total aggregate indebtedness				$	78,830	3840
20.	Percentage of aggregate indebtedness to net capital (line 19÷by line 10)				%	978.28%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%		3860

See Independent Auditors' Report.

J. Fox Investments, LLC
(An Illinois Limited Liability Company)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

as of December 31, 2002

The Company does not carry customer accounts as defined by rule 15c3-3 of the Securities Exchange Act of 1934. Therefore, the Company is exempt from the provisions of that rule.

See Independent Auditors' Report.

MICHAEL J. LICCAR & CO.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To Members
J Fox Investments, LLC
Chicago, Illinois

We have examined the financial statements of J Fox Investments, LLC for the year ended December 31, 2002, and issued our report thereon dated February 27, 2003. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with requirement for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not currently carry securities accounts for customers or perform custodial functions relation to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance

53 West Jackson Boulevard · Suite 1250 · Chicago, Illinois 60604
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as noted above, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Certified Public Accountants

Chicago, Illinois
February 27, 2003